VIA FACSIMILE AND U.S. MAIL


	December 19, 2005

Rustom Jilla
Chief Financial Officer
Ansell Limited
Level 3, 678 Victoria Street
Richmond, Victoria, 3121 Australia

	RE:	Form 20-F for Fiscal Year Ended June 30, 2004
      File No. 0-15850

Dear Mr. Jilla:

	We have reviewed your letter dated November 30, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 6-K FILED ON OCTOBER 3, 2005

1. We have read your response to comment six from our letter dated October 28, 2005. You state that you have the right to put your interest in South Pacific Tyres to its partner at a price based on an agreed formula. Please tell us the specific details of this agreed upon formula and how the price is calculated. Please also tell us how you account for the "put" and "call right." Your explanation should refer to the applicable accounting literature.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.
      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

??

??

??

??

Mr. Rustom Jilla
December 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE